UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Pardes Biosciences, Inc.

(Name of the Issuer)

Pardes Biosciences, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69945Q 105

(CUSIP Number of Common Stock)

Thomas G. Wiggans

Chief Executive Officer

Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, California 92008

(415) 649-8758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Douglas N. Cogen, Esq.

Ethan A. Skerry, Esq.

Ran D. Ben-Tzur, Esq.

Jennifer J. Hitchcock, Esq.

Michael S. Pilo, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, California 94104

(415) 875-2300

Elizabeth H. Lacy General Counsel and Corporate Secretary Pardes Biosciences, Inc. 2173 Salk Avenue, Suite 250 PMB#052 Carlsbad, California 92008 (415) 649-8758

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 previously filed by Pardes Biosciences, Inc., a Delaware corporation (“Pardes” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on July 28, 2023 (as amended and restated on August 17, 2023 and as further amended on August 28, 2023, the “Schedule 13E-3”). This Amendment No. 3 relates to the offer to purchase by MediPacific Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of MediPacific, Inc. (“Parent”), all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.0001 per share (“Common Stock”), of Pardes that is the subject of the Rule 13e-3 transaction described below (other than (i) Shares held in the treasury of Pardes immediately prior to the effective time of the Merger (as defined below), and (ii) Shares owned, directly or indirectly, by the Foresite Stockholders (as defined in that certain Agreement and Plan of Merger, dated as of July 16, 2023, by and among Pardes, Purchaser and Parent (the “Merger Agreement”)), Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and that are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the effective time of the Merger), for a price of (i) $2.13 per Share and (ii) one non-transferable contingent value right per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2023 (as amended, restated or supplemented as of the date hereof, the “Offer to Purchase”) and in the related Letter of Transmittal, dated July 28, 2023, which, together with any further amendments or supplements thereto, collectively constitute the “Offer.” The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Pardes (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law.

The information contained in the Tender Offer Statement filed under cover of Schedule TO by Parent with the SEC on July 28, 2023 (as amended, restated or supplemented as of the date hereof, the “Schedule TO”), including the Offer to Purchase, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Pardes with the SEC on July 28, 2023 (as amended, restated or supplemented as of the date hereof, the “Schedule 14D-9”), is incorporated herein by reference.

The information set forth in the Schedule 13E-3 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 3 is being filed to disclose certain updates as reflected below. All information contained in this Statement concerning Purchaser, Parent or their affiliates has been provided by such person and not by any other person.

SPECIAL FACTORS

The following is hereby added as a new sentence following the first sentence under Item 15(c) of the Schedule 13E-3:

“The information set forth in the Schedule 14D-9 under the heading “Special Factors—Purposes, Alternatives, Reasons and Effects—Additional Information—Final Results of the Offer and Completion of the Merger” is incorporated herein by reference.”

ITEM 16	EXHIBITS

Item 16 is hereby amended and supplemented by adding the following exhibit:

(a)(1)(L) Press Release issued by Pardes on August 31, 2023 (incorporated by reference to Exhibit

(a)(1)(K) to the Schedule 14D-9 filed with the SEC by Pardes on August 31, 2023).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 2023	PARDES BIOSCIENCES, INC.

	By:	/s/ Thomas G. Wiggans
Name: Thomas G. Wiggans Title: Chief Executive Officer and Chair of the Board of Directors